FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2007

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated February 14, 2007 by Excel Maritime Carriers Ltd. announcing that Excel Maritime Carriers Sponsors Oceanaut, Inc.

Exhibit 1

NEWS RELEASE for February 13, 2007

Contact:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: nbornozis@capitallink.com

www.capitallink.com

Company:

Christopher Georgakis

Chief Executive Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: info@excelmaritime.com

 http://www.excelmaritime.com

Excel Maritime Carriers Sponsors Oceanaut, Inc.

ATHENS, GREECE – February 13, 2007 -- Excel Maritime Carriers Ltd (NYSE: EXM), an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, announced today that it is the sponsor and corporate shareholder of Oceanaut, Inc., a newly organized blank check company formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, vessels or one or more operating businesses in the shipping industry.

Oceanaut, Inc. filed today with the U.S. Securities and Exchange Commission a registration statement in Form F-1 for the Initial Public Offering of 18,750,000 units. Each unit has an offering price of $8.00 and consists of one share of common stock and one warrant that entitles the holder to purchase one share of common stock at a price of $6.00, exercisable as per the terms and conditions described in the Registration Statement.  Citigroup Global Markets Inc. is acting as sole bookrunner and Maxim Group LLC is acting as co-manager for the initial public offering.

Excel Maritime Carriers has agreed to invest a total of $ 11,000,000 in Oceanaut, Inc. in a private placement to occur immediately prior to the closing of the initial public offering.  Following the public offering and the private placement, Excel Maritime Carriers will own approximately 18.9% of the common shares of Oceanaut, Inc.

A Registration Statement relating to these securities has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.  A copy of the preliminary prospectus relating to these securities may be obtained from Citigroup Corporate and Investment Banking, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220.

For full details please refer to the Registration Statement filed by Oceanaut Inc. which can be found at www.sec.gov.

About Excel Maritime Carriers Ltd

The Company is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. The company’s current fleet consists of 17 vessels (ten Panamax and seven Handymax vessels) with a total carrying capacity of 1,004,930 dwt. The Company was incorporated in 1988 and its common stock had been listed on the American Stock Exchange (AMEX) since 1998. As of September 15, 2005 Excel Maritime is listed on the New York Stock Exchange (NYSE), trading under the symbol EXM. For more information about the Company, please go to our corporate website www.excelmaritime.com.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.  These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

SIGNATURES

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated:  February 13, 2007        By: /s/ Christopher J. Georgakis

                                     ----------------------------

                                       Christopher J. Georgakis

President and Chief Executive Officer